UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2017

OR

◻	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-37778

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

HarborOne 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

HarborOne Bancorp, Inc.

770 Oak Street

Brockton, Massachusetts 02301

HARBORONE 401(K) PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the HarborOne 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the HarborOne 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of HarborOne 401(k) Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Gray, Gray & Gray, LLP

We have served as the Plan’s auditor since 2013.

Canton, Massachusetts

June 27, 2018

HARBORONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016

ASSETS
Investments, at fair value:
Investments in mutual funds	$34,598,569	$27,006,727
Investment in common/collective trust	3,112,978	2,555,981
HarborOne Bank Stock	13,063,521	14,019,521
Cash	112,677	89,186

Total investments	50,887,745	43,671,415

Receivables:
Notes receivable from participants	1,517,385	1,393,778
Other	835	1,653
Participant contributions	—	26,877
Employer contributions	2,364,141	2,140,826

Total receivables	3,882,361	3,563,134

NET ASSETS AVAILABLE FOR BENEFITS	$54,770,106	$47,234,549

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2017

2017

ADDITIONS
Additions to net assets attributed to:
Investment income
Interest and dividends	$564,684
Net appreciation in fair value of investments	4,150,121

Total investment income	4,714,805

Interest earned on notes receivable from participants	64,203

Contributions:
Participant deferrals	2,012,216
Participant rollovers	406,337
Employer contributions	2,364,141

Total contributions	4,782,694

Total additions	9,561,702

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,811,017
Administrative expenses	215,128

Total deductions	2,026,145

NET INCREASE	7,535,557

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	47,234,549

End of year	$54,770,106

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

The following description of the HarborOne 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan that covers substantially all employees of HarborOne Bancorp, Inc. (the “Bank”). Established in 1997, the Plan provides retirement benefits.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration: The Bank is the Plan administrator. Certain administrative functions are performed by employees of the Bank, or its subsidiaries. No such employees receive compensation from the Plan. The Plan Administrator has engaged a third party, Transamerica Retirement Solutions, to provide recordkeeping and administrative services.

Eligibility: Employees of the Bank who have reached 21 years of age and completed three months of service are eligible to participate in the Plan and contribute a portion of their compensation.  Employees who have reached 21 years of age become eligible for employer profit sharing contributions upon completion of twelve months of service.  To receive the employer profit sharing contribution, the employee must be employed as of the last day of the year.

Contributions: Each year, participants may contribute up to the lesser of 100% of their pretax annual compensation, as defined in the Plan, or the limits set by the IRS.  The Plan allows some or all of these contributions to be designated as after-tax Roth Deferral Contributions.  Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts received from any other retirement plan which satisfy the tax rules for rollovers.

The Bank may make discretionary matching contributions to the Plan based on a percentage of participant’s deferral contributions or equal to a specified dollar amount.  The Bank may choose to make an annual non-elective contribution each year.  For the plan years ended December 31, 2017 and 2016, the Bank made a non-elective contribution in an amount equal to 9.3% of each eligible participant’s compensation for the plan year, and an additional 5.7% of any compensation exceeding the social security taxable wage base.

Unless instructed otherwise by the participant, upon becoming eligible to participate in the Plan, 5% of the participant’s eligible compensation will be contributed to the Plan subject to annual limits set by the IRS.  This automatic deferral percentage is increased 2% per year up to a maximum of 10%, unless instructed otherwise by the participant.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, earnings (losses) thereon, and an allocation of the Bank’s contributions and Plan earnings.  Allocations of earnings (losses) are based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Investment Options: Participants direct the investment of their contributions into various investment options offered by the Plan.

Calculation of Vested Benefits: Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  The vesting period for employer discretionary matching and non-elective contributions is as follows:

Years of Service	Vested %
Less than 2	0
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Forfeited Accounts: At December 31, 2017 and 2016, forfeited non-vested accounts totaled $76,759 and $32,208, respectively.  This account may be used to pay administrative expenses and any remaining amounts can be used to reduce future employer contributions.  During 2017, the forfeited non-vested accounts used to reduce the employer discretionary matching contribution amounted to $32,208.

Plan Expense Budget Account: As part of the recordkeeping and administrative service fee arrangement with Transamerica Retirement Solutions (“Transamerica”), Transamerica agrees to reimburse to the Plan investment fund related revenue received by Transamerica that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan reimbursement account.  Investment fund related revenue received by Transamerica typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan reimbursement account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments.  At December 31, 2017, there was $35,918 in this account.  During 2017, $66,649 was added to the account and $87,709 was used from this account to fund plan expenses.  As of December 31, 2016, there was $56,978 in this account.

Notes Receivable from Participants: Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Loans are secured by the balances in the participants’ accounts and bear interest at rates based on the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances which currently range from 4.25% to 5.25% at December 31, 2017.  Principal and interest are paid ratably usually through payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  In-service withdrawals are also permitted for certain financial hardships or when a participant attains age 59½.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Participants are also allowed to take an in-service withdrawal of vested employer non-elective contributions that have been in their account for at least two years.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: Investments are reported at fair value.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management determines the Plan's valuation policies utilizing information provided by the investment advisers, trustees and other parties involved with the Plan.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Risks and Uncertainties: The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits paid to participants are recorded when paid.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Operating Expenses: Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank.  Expenses that are paid by the Bank are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Uncertain Tax Positions: Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 3: FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

Level 2 -inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -inputs that are unobservable for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of units of a collective trust.  The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Cash: Valued at carrying value, which approximates fair value, and classified within Level 1 of the fair value hierarchy.

HarborOne Stock Fund:  The fund is a unitized stock fund that consists of HarborOne Bancorp, Inc. common stock and short-term cash investments to provide liquidity.  Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.  These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

		2017
	Level 1	Level 2	Level 3	Total

Cash	$112,677	$—	$—	$112,677
Mutual Funds	34,598,569	—	—	34,598,569
HarborOne Stock Fund	—	13,063,521	—	13,063,521
Total assets in the fair value hierarchy	34,711,246	13,063,521	—	47,774,767
Investments measured at net asset value (a)	—	—	—	3,112,978

Total investments at fair value	$34,711,246	$13,063,521	$—	$50,887,745

		2016
	Level 1	Level 2	Level 3	Total

Cash	$89,186	$—	$—	$89,186
Mutual Funds	27,006,727	—	—	27,006,727
HarborOne Stock Fund	—	14,019,521	—	14,019,521
Total assets in the fair value hierarchy	27,095,913	14,019,521	—	41,115,434
Investments measured at net asset value (a)	—	—	—	2,555,981

Total investments at fair value	$27,095,913	$14,019,521	$—	$43,671,415

(a) In accordance with Subtopic 820-10, the common/collective trust investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value of Investments in Entities that Use NAV: The Plan invests in the Transamerica Retirement Solutions Stable Pooled Fund which is a common/collective trust.  The common/collective trust invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.  Participant assets may be deposited to or withdrawn from the Stable Pooled Fund at the stated unit value as of the close of business on any business day, and there are no unfunded commitments.

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5: TAX STATUS

On March 31, 2014, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

During the year, the Plan paid administrative expenses in the aggregate of $153,690 to Transamerica Retirement Solutions, who serves as the third-party administrator to the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year, the Plan also paid $61,438 in the aggregate to Gray, Gray & Gray, LLP, who provide audit services to the Plan, and to NFP Advisory Services, LLP and MMA Securities, LLC who serve as the investment advisors to the Plan and therefore, these transactions also qualify as party-in-interest transactions.

During 2016, the Bank completed an initial public stock offering and as a result Participants may allocate any portion of their contributions to purchase common shares of HarborOne Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. At December 31, 2017, the Plan held 661,868 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $12,681,391 or $19.16 per share.  At December 31, 2016, the Plan held 704,818 shares of HarborOne Bancorp, Inc. common stock, with a fair value of $13,631,180 or $19.34 per share.  Because the Bank is the Plan Sponsor, transactions involving the Bank’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7:  LATE REMITTANCES

During the plan year ended December 31, 2017, participant contributions in the aggregate amount of $154,839 were not remitted to the Plan within the appropriate time period by the Bank.  These transactions constitute prohibited transactions as defined by ERISA.  The Bank identified this occurrence, and took the necessary steps to correct these late contributions during 2017.

NOTE 8: SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2017, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is June 27, 2018 which is the date the financial statements were available to be issued.

Effective April 2, 2018, the Plan was amended and restated.  A new trustee, administrator, and custodian (“trustee”) of the Plan was adopted.  The conversion initiated a “Black Out” period beginning March 22, 2018 which continued through April 23, 2018 to allow the trustee to accurately complete the conversion.  During this period, participants could not change their investment allocations; change their deferral percentage or elect to withdraw money from the Plan.

SUPPLEMENTAL INFORMATION

HarborOne 401(k) Plan
EIN No.: 04-1123040, Plan No. 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Plan Year Ending:  12/31/2017

Total that constitutes prohibited transactions

	Check here if		Contributions
Participant	late		corrected
contributions	Participants'		outside VFCP		Total fully
and loan	notes		(Voluntary	Contributions	corrected
repayments	receivable		Fiduciary	pending	under VFCP
transferred	repayments	Contributions	Correction	correction in	and PTE
late to Plan	are included	not corrected	Program)	VFCP	2002-51

$154,839		N/A	$154,839	N/A	N/A

HarborOne 401(k) Plan
EIN No.: 04-1123040, Plan No. 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ending:  12/31/2017

	(b)	(c)
	Identity of Issuer, Borrower,	Description of Investment, Including Maturity Date,	(e)
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	CURRENT VALUE

*	HarborOne	HarborOne Bancorp Inc Common Stock	$13,063,521

	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth	$4,725,048
	JPMorgan	JPMorgan Equity Income R6	$4,441,188
	Metropolitan West	Metropolitan West Total Return Bond M	$4,407,025
	Vanguard	Vanguard Total Bond Market Index Adm	$4,061,471
	Vanguard	Vanguard 500 Index Adm	$3,393,833
*	Transamerica Retirement Solutions	Stable Pooled Fund	$3,112,978
	JPMorgan	JPMorgan US Equity R6	$1,978,344
*	Transamerica	Transamerica Government Money Market R4	$1,969,564
	American Funds	American Funds EuroPacific Growth R6	$1,304,660
	Janus	Janus Henderson Enterprise N	$1,186,187
	American Funds	American Funds New Perspective R6	$963,388
	Vanguard	Vanguard Small Cap Index Adm	$899,903
	Vanguard	Vanguard Total International Stock Index Adm	$866,861
	BlackRock	BlackRock High Yield Bond Instl	$825,361
	Franklin Templeton	Templeton Global Bond Adv	$782,200
*	John Hancock	John Hancock Disciplined Value Mid Cap R6	$744,859
	Vanguard	Vanguard Mid Cap Index Adm	$597,048
	American Funds	American Funds New World R6	$541,092
	PNC	PNC Multi Factor Small Cap Growth I	$460,372
	Dimensional	DFA US Small Cap Value I	$450,165
*	State Street Bank & Trust Co.	Cash Reserve Account	$112,677

*	Notes receivable from participants	Notes Receivable with interest rates of 4.25% to 5.25%, maturing through 2037	$1,517,385

* Indicates Party-In-Interest to the Plan
Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARBORONE 401(k) PLAN

June 28, 2018	By:	/s/ Patricia M. Williams
Patricia M. Williams Senior Vice President, Human Resources